Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Profit Sharing Committee and Participants
Macy's, Inc. 401(k) Retirement Investment Plan:

We consent to the incorporation by reference in the registration statements (No. 333-213707, 333-153719, 333-133080 and 333-104017) on Form S-8 of Macy’s, Inc. of our report dated June 14, 2019, with respect to the statements of net assets available for benefits of the Macy's, Inc. 401(k) Retirement Investment Plan as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2018, which report appears in the annual report on Form 11-K of the Macy's, Inc. 401(k) Retirement Investment Plan for the year ended December 31, 2018.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, OH
June 14, 2019